UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                 SCHEDULE TO-I/A

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               DYNEX CAPITAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          DYNEX CAPITAL, INC. (OFFEROR)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

               SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (26817Q 20 9)
                   (CUSIP NUMBER OF SERIES A PREFERRED STOCK)
                                  (26817Q 30 8)
                   (CUSIP NUMBER OF SERIES B PREFERRED STOCK)
                                  (26817Q 40 7)
                   (CUSIP NUMBER OF SERIES C PREFERRED STOCK)

                           THOMAS H. POTTS, PRESIDENT
                               DYNEX CAPITAL, INC.
                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 217-5800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                    COPY TO:
                          ELIZABETH R. HUGHES, ESQUIRE
                         VENABLE, BAETJER & HOWARD, LLP
                         2010 CORPORATE RIDGE, SUITE 400
                                McLEAN, VA 22102
                                 (703) 760-1649

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION:                      AMOUNT OF FILING FEE:
*$15,081,566                                .........**$3,016

*CALCULATED SOLELY FOR THE PURPOSE OF DETERMINING THE AMOUNT OF FILING FEE, ASSUMING THE PURCHASE OF 212,817 SHARES OF SERIES A PREFERRED STOCK AT THE TENDER OFFER PRICE OF $16.80 PER SHARE, THE PURCHASE OF 297,746 SHARES OF SERIES B PREFERRED STOCK AT THE TENDER OFFER PRICE OF $17.15 PER SHARE, AND THE PURCHASE OF 304,757 SHARES OF SERIES C PREFERRED STOCK AT THE TENDER OFFER PRICE OF $21.00 PER SHARE.

**THIS AMOUNT WAS PREVIOUSLY PAID IN CONNECTION WITH THE ORIGINAL FILING OF THIS SCHEDULE TO ON SEPTEMBER 6, 2001.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $3,016           Form or Registration No.:  005-41043
Filing Party:  Dynex Capital, Inc.        Date Filed:  September 6, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No.1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 6, 2001, relating to the offer by Dynex Capital, Inc. to purchase shares of its Series A preferred stock, Series B preferred stock, Series C preferred stock all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2001 and the related Letters of Transmittal. This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A),
(a)(1)(B)(i), (a)(1)(B)(ii) and (a)(1)(B)(iii). The information in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, are hereby expressly incorporated herein by reference in response to Items 1 through 11 of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The words "is for general information only and" are deleted from the second sentence of Section 12 ("Federal Income Tax Consequences")

The last paragraph of Section 12 is deleted in its entirety and replaced with the following:

         BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO HIM OF THE SALE OF HIS PREFERRED STOCK PURSUANT TO THE OFFER, INCLUDING THE

APPLICABILITY OF CONSTRUCTIVE OWNERSHIP RULES, THE APPLICABILITY OF ANY STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX LAWS, CHANGES IN APPLICABLE TAX LAWS, AND ANY PENDING OR PROPOSED LEGISLATION.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The first paragraph of Section 10 is deleted in its entirety.

The last sentence of the fourth to the last paragraph of Section 10 is deleted in its entirety and replaced with the following:

On September 18, 2001, ACA filed a renewed motion to enjoin this Offer. A court date to hear arguments on ACA's renewed motion has not been set.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     DYNEX CAPITAL, INC.


                                     By:  /s/ Thomas H. Potts
                                          --------------------------------------
                                              Thomas H. Potts
                                              President
Dated: September 24, 2001

INDEX TO EXHIBITS

EXHIBIT
NUMBER                        DESCRIPTION
------                        -----------

(a)(1)(A)               Offer to Purchase dated September 6, 2001.*

(a)(1)(B)(i)            Series A Preferred Stock Letter of Transmittal.*

(a)(1)(B)(ii)           Series B Preferred Stock Letter of Transmittal.*

(a)(1)(B)(iii)          Series C Preferred Stock Letter of Transmittal.*

(a)(1)(C)               Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees September 6, 2001.*

(a)(1)(E)               Letter to  Clients  from  Brokers,  Dealers,  Commercial
                        Banks,   Trust   Companies  and  other   Nominees  dated
                        September 6, 2001.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)               Press  Release   (incorporated  by  reference  to  Dynex
                        Capital, Inc. Schedule TO filed with the Securities and Exchange Commission on September 6, 2001).*

(a)(1)(H)               Press release dated September 24, 2001.

(a)(2)-(5)              Not applicable.*

(b)                     Not applicable.*

(d)                     Not applicable.*

(e)                     Not applicable.*

(g)                     Not Applicable.*

*  Previously filed on Schedule TO